

Co Regn No: 199802418D

RECEIVED
2005 JAN -6 P 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

27 December 2004



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

PROCESSED
JAN 11 2005
THOMSON FINANCIAL

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg



Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	27-Dec-2004 17:10:37
Announcement No.	00022

>> Announcement Details

The details of the announcement start here ...

Announcement Title * PAYMENT OF SPECIAL DIVIDEND

Description

PAYMENT OF SPECIAL DIVIDEND

December 27, 2004 – SembCorp refers to its announcement of December 8, 2004 regarding its proposed distribution of approximately $306 million to shareholders comprising a special gross dividend of $114 million (net dividend $91 million) and a capital reduction of $215 million.

As at today, the Books Closure Date, after taking into consideration the expanded issued and paid-up share capital of the Company of 1,826,433,385 ordinary shares of par value $0.25 each, the Board is pleased to confirm that the gross and net special dividend will remain unchanged at 6.25 cents and 5 cents per ordinary shares respectively.

By Order of the Board
Linda Hoon Siew Kin
Group Company Secretary
December 27, 2004

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